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                                                                January 26, 2000

To Our Shareholders:

    Tektronix, Inc. (the "Company") is offering to purchase up to 7,954,545 shares of its common stock (the "Shares") from existing shareholders. The price will not be in excess of $44 nor less than $39 per Share. The Company is conducting the offer through a procedure commonly referred to as a "Modified Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell your Shares to the Company. The actual purchase price will be determined by the Company in accordance with the terms of the offer.

    A tender of Shares will include a tender of the preferred stock purchase rights issued pursuant to the Rights Agreement dated as of August 16, 1990 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. No separate consideration will be paid for these rights.

    Any shareholder whose Shares are properly tendered directly to ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, and purchased pursuant to the offer will receive the net purchase price in cash, without interest. Shareholders who own fewer than 100 shares should note that the offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts.

    The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

    Neither the Company nor the Board of Directors of the Company makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender such shareholder's Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered.

    The offer will expire at 12:00 Midnight, New York City time, on Wednesday, February 23, 2000, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your Shares, please contact ChaseMellon Consulting Services, L.L.C., the Information Agent for the offer, at
(888) 224-2745 or Salomon Smith Barney, the Dealer Manager for the offer, at
(800) 996-7920.

                                          Sincerely,

                                          Jerome J. Meyer
                                          Chairman of the Board